December 30, 2020

Mindy Rotter U.S. Securities and Exchange Commission Division of Investment Management, Office of Disclosure and Review 100 F. Street, N.E. Washington, DC 20549

Re: Northern Lights Fund Trust (File Nos. 811-21720 and 333-122917)

Dear Ms. Rotter:

On December 1, 2020, you provided oral comments with respect to the Annual Report to Shareholders for Princeton Premium Fund and Princeton Long/Short Treasury Fund (each a “Fund” and collectively, the “Funds”), each a series of Northern Lights Fund Trust (the “Registrant”). Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Both Funds

1.	Comment. Please update EDGAR with each Fund’s ticker symbol for each of its respective share classes.

Response. The Registrant will update EDGAR with applicable ticker symbols for each Fund’s respective share classes.

2.	Comment. Please confirm in correspondence that there are no amounts payable to trustees that need to be disclosed or explain why such amounts have not been stated separately on the statement of assets and liabilities in compliance with Regulation S-X, Rule 6-04.

Response. The Registrant confirms that there are no amounts payable to trustees that need to be disclosed.

3.	Comment. Please confirm that there are no components of accrued expenses and other liabilities that should be separately classified/captioned on the statement of assets and liabilities.

Response. The Registrant confirms there are no components of accrued expenses and other liabilities that should be separately classified/captioned on the statement of assets and liabilities.

Mindy Rotter

December 30, 2020

Princeton Premium Fund

4.	Comment. Please explain why the Fund does not disclose that its Class C shares are not available for purchase in the notes to the financial statements.

Response. As the Fund’s Class C shares are not available for purchase, nothing in the Fund’s financial statements related to this share class and therefore no reference is made to Class C shares in the notes to the financial statements. The Registrant will add a line that Class C shares are not available for purchase, if applicable, in the notes to the financial statements in future shareholder reports.

5.	Comment. The annual report notes that the Fund is non-diversified, however, the most recent prospectus does not identify this as a principal risk. Please explain in correspondence why this disclosure is not included.

Response. The Registrant will add a non-diversified risk to the Fund’s next annual registration statement amendment.

6.	Comment. The line graph presented does not assume the accurate initial investment for the applicable shares before sales charges. Please explain why the line graph does not conform to Instruction 1 of Item 27(b)(7) of Form N-1A. This Fund’s minimum initial investment in Class A shares is $2,500 per its prospectus, but the line graph starts at $100,000.

Response. The Registrant will revise the line graph in future shareholder reports to begin at $10,000 pursuant to the requirements of Item 27 of Form N-1A.

Princeton Long/Short Treasury Fund

7.	Comment. The total return in stated in the MDFP, differs from the total return in the audited financial highlights. Please explain in correspondence why the amounts are different and confirm that going forward these differences will be explained in the MDFP.

Response. The difference in the total return depicted in the Fund’s audited financial highlights and the adviser’s MDFP was due to the Fund’s traded NAV versus rounding on financial statement adjustments. The Registrant notes that this was footnoted in the Fund’s statement of assets and liabilities (please see footnote b). The Registrant confirms that the performance figures disclosed in the MDFP and the audited financial highlights will conform, or a sufficient explanation provided, in future shareholder reports.

8.	Comment. The line graph presented illustrates both share classes of the Fund. However, the minimum investment for each share class is different (i.e., the $100,000 investment is applicable to the Class I shares, but not to the Class A shares). Please explain why the line graph does not conform to Instruction 1 of Item 27(b)(7) of Form N-1A.

Response. The Registrant will revise the line graph in future shareholder reports to begin at $10,000 pursuant to the requirements of Item 27 of Form N-1A.

Mindy Rotter

December 30, 2020

9.	Comment. Please explain in correspondence why the Fund did not disclose the recently adopted amendment to certain disclosure requirements under Regulation S-X in its notes to the financial statements while such disclosure was noted in the Princeton Premium Fund’s annual report.

Response. The Registrant will incorporate the recently adopted amendment to certain disclosure requirements under Regulation S-X into the Fund’s future shareholder reports.

10.	Comment. The MDFP notes “The Fund seeks to replicate the returns of the ProfitScore Long/Short US Treasuries Index.” The Fund performance table and line graph indicate that the Fund’s benchmark is the Bloomberg Barclays Capital U.S. Aggregate Bond Total Return Index. Please confirm in correspondence the Fund’s primary benchmark and explain why both indexes are referenced.

Response. The Registrant confirms that the Fund’s primary, broad-based benchmark, as defined in Instruction 5 to Item 27(b)(7) of Form N-1A, is the Bloomberg Barclays Capital U.S. Aggregate Bond Total Return Index. As part of its stated principal investment strategy, “[t]he Fund’s exposure to long and short US Treasury futures seeks to replicate the returns of the Long/Short US Treasuries Index (the “Index”) created by ProfitScore Capital Management, Inc.” As such, both indexes are referenced, where applicable, in the Fund’s annual shareholder report.

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If you have any questions or additional comments, please call the undersigned at (614) 469-3353.

Respectfully,

/s/Andrew Davalla

Andrew Davalla

Cc: JoAnn M. Strasser